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PROSPECTUS
                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-31142


                                   [LJP LOGO]


                                4,040,000 SHARES
                                  COMMON STOCK

         The selling stockholders listed below under the caption "Selling Stockholders" may sell, from time to time, up to 4,040,000 shares of our common stock and associated rights. All of the net proceeds from the sale of these shares of common stock will go to the selling stockholders. We will not receive any proceeds from sales of these shares. The selling stockholders may offer the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. See "Plan of Distribution" on page 12.

         The selling stockholders received these shares of our common stock in private transactions.

         Our common stock is traded on the Nasdaq National Market under the symbol "LJPC." As of February 23, 2000, the last reported sale price of our common stock was $6.75 per share.

         You should read this prospectus carefully before you invest.

         INVESTING IN OUR COMMON STOCK INVOLVES SUBSTANTIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

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         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                ----------------

                  THE DATE OF THIS PROSPECTUS IS MARCH 8, 2000

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                         LA JOLLA PHARMACEUTICAL COMPANY

         La Jolla Pharmaceutical Company (referred to in this prospectus as either the "Company" or "LJP") is a biopharmaceutical company focused on the research and development of highly specific therapeutics for the treatment of certain life-threatening antibody-mediated diseases. These diseases include autoimmune conditions such as systemic lupus erythematosus ("lupus") and antibody-mediated stroke. Current therapies for these autoimmune disorders target the symptoms of the disease or nonspecifically suppress the normal operation of the immune system, frequently resulting in severe, adverse side effects and hospitalization. Our drug candidates, called Toleragens, are designed to treat the underlying cause of many antibody-mediated diseases without these severe, adverse side effects. Our clinical drug candidate is known as LJP 394, a lupus treatment drug.

         We are registering for resale a total of up to 4,040,000 shares of our common stock previously sold by the Company to third parties in private transactions.

         We are incorporated in the State of Delaware. Our principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121 and our telephone number is (858) 452-6600.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors related to our common stock offered by this prospectus and to our business and operations. You should also carefully consider the other information in this prospectus and in the documents incorporated by reference. Some of these factors have affected our financial condition or operating results in the past or are currently affecting us. All of these factors could affect our future financial condition or operating results. If any of the following risks actually occurs, our business, including our financial condition and results of operations, could be harmed. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

I.  RISK FACTORS RELATED TO THE INDUSTRY IN WHICH WE OPERATE.

Our success depends partially on healthcare reimbursement policies.

         The continuing efforts of government and healthcare insurance companies to reduce the costs of healthcare may negatively impact our business. For example, in certain foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement similar government controls. In addition, increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical pricing. Cost control initiatives could decrease the revenue that we receive for any products we may develop and sell in the future and negatively impact our business. In addition, these cost control measures may impact our commercial partners and our ability to continue to work with these partners.

Our business depends in part on the reimbursement policies of Medicare and healthcare companies. These policies can be unpredictable.

         Newly approved drugs may not be accepted for reimbursement by health insurers or Medicare. It is possible that these organizations will not offer coverage for our products. Government and other third-party payors increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products. If adequate coverage and reimbursement levels are not provided by government and other third-party payors for our products, the market acceptance of these products would be adversely affected.

Our industry has numerous other companies that compete with LJP and we face rapid technological change from within our industry.

         The biotechnology and pharmaceutical industries are subject to rapid technological change. Competition from domestic and foreign biotechnology companies, large pharmaceutical companies and other institutions is


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intense and is expected to increase. A number of companies and institutions are pursuing the development of pharmaceuticals in our targeted areas. These include companies that are conducting clinical trials and preclinical studies for the treatment of lupus. Our competitors may develop or obtain regulatory approval for products more rapidly than we do, or develop and market technologies and products that are more effective than those being developed by us or that would render our technology and proposed products obsolete or noncompetitive.

II.  RISK FACTORS RELATING TO LA JOLLA PHARMACEUTICAL PARTICULARLY.

Our drug candidates may not perform well in clinical trials and we may not be permitted to conduct further clinical trials. Without successful clinical trials, we will not be able to market or sell any products.

         We must demonstrate in clinical trials that LJP 394, our only drug candidate that has advanced to the clinical trial stage, is safe and effective for use before we apply for any regulatory approvals. We announced on May 12, 1999 that Abbott Laboratories and the Company, in discussion with the FDA, elected to stop the enrollment and treatment of the more than 200 patients enrolled in the jointly conducted Phase II/III clinical trial of LJP 394 until the data could be validated and analyzed. This announcement was made following a planned interim analysis of the Phase II/III clinical trial in which an independent data monitoring committee reported lower than expected efficacy. No major safety concerns were observed, and patients receiving LJP 394 appeared to have a reduction in circulating antibodies to double-stranded DNA that are associated with lupus nephritis.

         We are continuing to analyze the results of this clinical program and expect to complete this analysis by the end of the first quarter of 2000. Early analysis of these results seems to indicate that those patients who exhibited a certain trait (high antibody affinity for LJP 394) suffered fewer renal flares, the chosen endpoint for the Phase II/III clinical studies. A Phase II dose-ranging study of LJP 394 involving 75 lupus patients was recently completed, and we are currently analyzing the data from this study. We must understand the effects of LJP 394 on endpoints from these studies before deciding whether any further development is warranted.

         If LJP 394 is ultimately not found to be safe and effective, we would be unable to obtain regulatory approval for its commercialization. If that were to occur, there is no assurance that we would be able to develop an alternative drug candidate. Because LJP 394 is our only drug candidate that has advanced to clinical trials, our inability to commercialize it would have a material adverse effect on our business, financial condition and results of operation.

Our products are in the early stage of development and the technology underlying our products is uncertain and unproven.

         All of our product development efforts are based on unproven technologies and therapeutic approaches that have not been widely tested or used. LJP 394 has not been proven to be effective in humans and its tolerance technology has been used only in our preclinical tests and clinical trials. Application of LJP 394's tolerance technology to antibody-mediated diseases other than lupus is in even earlier research stages.

         LJP 394 and our other potential drug candidates require significant additional research and development and are subject to significant risks. For example, potential products that appear to be promising at early stages of development may be ineffective or cause harmful side effects during preclinical testing or clinical trials, not receive necessary regulatory approvals, be difficult to manufacture, be uneconomical to produce, not be accepted by consumers, or be precluded from commercialization by the proprietary rights of others. We may not successfully complete development of LJP 394 or any other drug candidate or may not obtain required regulatory approvals. If introduced, LJP 394 or any other drug candidate may not generate sales.

Even if proven effective, our products may never reach market.

         Potential products that appear to be promising at early stages of development may nevertheless fail to reach market or become profitable for reasons such as the following:

         o products may be ineffective or cause harmful side effects during preclinical testing or clinical trials,


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         o        products may fail to receive necessary regulatory approvals,

         o        products may be difficult to manufacture,

         o products may be uneconomical to produce particularly if high dosages are required, and

         o products may fail to achieve market acceptance or be precluded from commercialization because of proprietary rights of third parties.

         There can be no assurance that our product development efforts with respect to LJP 394 or any other drug candidate will be successfully completed, that required regulatory approvals will be obtained, or that any product, if introduced, will be successfully marketed or achieve commercial acceptance.

         The technology underlying LJP 394 appears effective in humans. However, no therapeutic products have been developed to date that utilize this technology. There can be no assurance that LJP 394 will work as intended. Furthermore, clinical trials of LJP 394 may be viewed as a test of the Company's entire Tolerance Technology approach. If the data from these clinical trials indicate that LJP 394 is ineffective, the applicability of our Tolerance Technology to other antibody-mediated diseases will be highly uncertain. Therefore, there is significant risk that our therapeutic approaches will not prove to be successful, and there can be no assurance that our drug discovery technologies will result in any commercially successful products.

We may need to establish collaborative agreements.

         We may seek to collaborate with pharmaceutical companies to access their research, drug development, manufacturing, marketing and financial resources. In December 1996, we entered into a collaborative agreement with Abbott. This agreement granted Abbott the exclusive right to market and sell LJP 394 throughout the world in exchange for royalties on sales, development financing, and milestone payments. Abbott's obligations to make payments to us and to conduct development activities were conditioned on the progress of clinical trials and the attainment of milestones related to regulatory approvals and sales levels. Following the May 1999 suspension of the jointly conducted Phase II/III clinical trial, Abbott and LJP terminated their collaborative agreement in September 1999.

         We may pursue collaborative arrangements with other pharmaceutical companies to assist in our research programs and the clinical development and commercialization of our other drug candidates. However, we may not be able to negotiate arrangements with any other collaborative partners on acceptable terms, if at all. Any additional collaborative relationships that we enter into may include conditions comparable to those in the Abbott agreement. Once a collaborative arrangement is established, the collaborative partner may not continue funding any particular program or may pursue alternative technologies or develop alternative drug candidates, either alone or with others, to develop treatments for the diseases we are targeting. Competing products, developed by a collaborative partner or to which a collaborative partner has rights, may result in the collaborative partner withdrawing support as to all or a portion of our technology.

         Without collaborative arrangements, we must fund our own research and development activities, accelerating the depletion of our capital and requiring us to develop our own marketing capabilities. Therefore, if we are unable to establish and maintain collaborative arrangements, we could experience a material adverse effect on our business, financial condition and results of operations.

We will need additional funds to support operations and may need to reduce operations, sell stock or assets, or merge with another entity to continue operations.

     Our operations to date have consumed substantial capital resources, and we will continue to expend substantial and increasing amounts of capital for research, product development, preclinical testing and clinical trials of drug candidates, to establish commercial-scale manufacturing capabilities, and to market potential products.


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     Our future capital requirements will depend on many factors, including:

         o continued scientific progress in our research and development programs and the size and complexity of these programs,

         o the scope and results of preclinical testing and clinical trials,

         o the time and costs involved in applying for regulatory approvals,

         o the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims,

         o        competing technological and market developments,

         o our ability to establish and maintain collaborative research and development arrangements, and

         o the cost of manufacturing scale-up and effective commercialization activities and arrangements.

         We expect to incur substantial and increasing losses each year for at least the next several years as our clinical trial, research, development and manufacturing scale-up activities increase. We expect our existing capital resources (including the capital raised through the sale of stock that may be offered for resale under this prospectus) to be sufficient to fund our activities, as currently planned, for approximately the next 15 months. However, the amounts expended by the Company for various purposes may vary significantly, and it is possible that our cash requirements will exceed current projections and that we will therefore need additional financing sooner than currently expected. In the future, it is possible that we will not have adequate resources to support our business activities.

         We actively seek additional funding, including through collaborative arrangements and public and private financings. Our choice of financing alternatives may vary from time to time depending upon various factors, including the market price of our securities, conditions in the financial markets, and the interest of other entities in strategic transactions with LJP. There can be no assurance that additional financing will be available on acceptable terms, if at all, whether through collaborative arrangement, issuance of securities, or otherwise. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our research and development programs or obtain funds through arrangements with collaborative partners or others that require us to relinquish rights to certain technologies or potential products. This could have a negative impact on our business.

We have a history of losses and may not become profitable.

         We have incurred operating losses each year since our inception in 1989 and had an accumulated deficit of approximately $71.8 million as of December 31, 1999. Our losses are likely to exceed those experienced in prior years due to the termination of the Abbott collaborative relationship, unless we are successful in establishing additional collaborative relationships to help finance our research and development costs. To achieve profitability we must, among other things, complete the development of our products, obtain all necessary regulatory approvals and establish commercial manufacturing and marketing capabilities. We expect to incur significant losses each year for at least the next several years as our clinical trial, research, development and manufacturing scale-up activities increase. The amount of losses and the time required by us to reach sustained profitability are highly uncertain, and we do not expect to generate revenues from the sale of products, if any, for at least several years. We may never achieve product revenues or profitability.

If LJP 394 fails in clinical trials, we will be unable to obtain FDA approval and will not be able to sell those products.

         In order to sell our products that are under development, we must first receive regulatory approval. To obtain those approvals, we must conduct clinical studies demonstrating that our products are safe and effective. If we cannot obtain FDA approval for LJP 394, currently our sole drug candidate, our business will be significantly impacted and our prospects for profitable sales will significantly decrease.


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         Although LJP 394 appears promising, it may not be successful in future clinical trials. Our prior clinical study of LJP 394, in collaboration with Abbott, was halted, and any renewed clinical study may also be delayed or halted for various reasons, including:

                  o the product is not effective, or physicians think that it is not effective,

                  o patients experience severe side effects during treatment,

                  o patients do not enroll in the study at the rate we expect, or

                  o product supplies are not sufficient to treat the patients in the study.

         In addition, the FDA and foreign regulatory authorities have substantial discretion in the approval process. The FDA and foreign regulatory authorities may not agree that we have demonstrated that LJP 394 is safe and effective after we complete clinical trials. Even if the results of prior clinical trials are positive, the FDA may require us to design and conduct new Phase II and Phase III clinical trials, which will result in significant expense and delay. The FDA may require new clinical trials because of inconclusive results from earlier trials, a possible failure to conduct prior trials in complete adherence to FDA good clinical practice standards, and identification of new clinical trial endpoints.

Our success depends significantly upon our ability to obtain patent protection for our therapeutic approach, LJP 394, and any other developed products. In addition, we will need to successfully preserve our trade secrets and operate without infringing on the rights of others.

         We own 87 issued Patents and 58 pending patent applications covering various technologies and drug candidates. However, there can be no assurance that any additional patents will be issued, or that the scope of any patent protection will be sufficient, or that any current or future issued patent will be held valid if subsequently challenged. There is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office that may delay the review and issuance of any patents. The patent position of biotechnology firms like ours generally is highly uncertain and involves complex legal and factual questions, and no consistent policy has emerged regarding the breadth of claims covered in biotechnology patents or protection afforded by these patents. Presently, we have a number of patent applications pending in the United States relating to our technology, as well as foreign counterparts to some of our U.S. patent applications. We intend to continue to file applications as appropriate for patents covering both our products and processes. There can be no assurance that patents will be issued from any of these applications, or that the scope of any issued patents will protect our technology.

         Patent applications in the United States are kept secret until a patent is issued. As a result, we do not know if others, including competitors, have filed patent applications for technology covered by our pending applications, nor can we be certain that we were the first to invent or to file patent applications for our technologies. Competitors may have patents or patent applications pending that relate to compounds or processes that overlap or compete with our intellectual property. In particular, we are aware of one currently pending U.S. patent application that, if allowed, may contain claims covering subject matter that may compete or conflict with some of our patents and patent applications. Any conflict between our patents and patent applications, and patents or patent applications of third parties, could result in a significant reduction of the coverage of our existing patents or any future patents that may be issued. In addition, we may have to incur significant expenses in defending our patents. If the U.S. Patent Office or any foreign counterpart issues to a competitor patents containing competitive or conflicting claims, and if these claims are valid, there can be no assurance that we would be able to obtain licenses to these patents, that any licensing fees would be reasonable, or that we would be able to develop or obtain alternative technology.

         We also rely on unpatented intellectual property such as trade secrets and improvements, know-how, and continuing technological innovation. While we seek to protect these rights, it is possible that: (i) inventions relevant to our business will be developed by a person not bound by an LJP invention assignment agreement, (ii) binding LJP confidentiality agreements will be breached and we will not have adequate remedies for such a breach, or (iii) our trade secrets will otherwise become known or be independently discovered by competitors. We could incur substantial costs in defending suits brought against the Company by others for infringement of




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intellectual property rights or in prosecuting suits that we might bring against others to protect our intellectual property rights.

We currently have only limited manufacturing capabilities.

         The manufacture of our potential products for clinical trials and the manufacture of any resulting products for commercial purposes are subject to certain FDA standards. While we are producing limited quantities of LJP 394 for clinical trials, our current facilities are not FDA approved for commercial production of our potential products. Substantial capital investment in the expansion and build-out of our manufacturing facilities will be required to enable manufacture of any products in commercial quantities. While we have initiated the process of obtaining FDA approval for our facilities, we have never operated an FDA-approved manufacturing facility and may not obtain necessary approvals. We have limited manufacturing experience, and we may be unable to successfully transition to commercial production. We may enter into arrangements with contract manufacturing companies to expand our own production capacity in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services and encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute our finished products, the clinical trials, market introduction and subsequent sales of these products would be adversely affected. If we become dependent on third parties for the manufacture of our products, our profit margins and our ability to develop and deliver products on a timely and competitive basis may be adversely affected.

We lack experience in marketing products for commercial sale.

         In order to commercialize any drug candidate approved by the FDA, we must either develop a marketing and sales force or enter into marketing arrangements with others. We currently have no marketing arrangements with others, and there can be no assurance that we will be able to enter into any marketing agreements on favorable terms, or that any such agreements that will result in payments to LJP. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues that we may receive will be dependent on the efforts of others. There can be no assurance that these efforts will be successful. If we attempt to develop our own marketing and sales capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations. Furthermore, if we attempt to establish sales and distribution capabilities, we may experience delays and expenditures and have difficulty in gaining market acceptance for our drug candidates.

The use of LJP 394 and other potential products in clinical trials, and the sale of any approved products may expose us to liability claims resulting from the use of these products.

         We have not received marketing approval from the FDA for any drug candidates and we currently use LJP 394 only in clinical trials. The use and possible sale of LJP 394 and other potential products may expose us to legal liability and generate negative publicity. These claims might be made directly by consumers, pharmaceutical companies, or others. We maintain $10.0 million of product liability insurance for claims arising from the use of LJP products in clinical trials. However, coverage is becoming increasingly expensive, and there can be no assurance that we will be able to maintain insurance or that insurance can be acquired at a reasonable cost or in sufficient amounts to protect us against possible losses. Furthermore, it is possible that our financial resources would be insufficient to satisfy potential product liability claims. A successful product liability claim or series of claims brought could negatively impact our business and financial condition.

Our research and development and operations depend in part on certain key employees and consultants. Losing these employees or consultants would negatively impact our product development and operations.

         We are highly dependent upon the principal members of our scientific and management staff, the loss of whose services would delay the achievement of our research and development objectives. Our anticipated growth and expansion into areas requiring additional expertise, such as clinical trials, government approvals, manufacturing, and marketing, is expected to place increased demands on our resources and require the addition of new management personnel as well as the development of additional expertise by existing management personnel. Retaining our current key employees and recruiting additional qualified scientific personnel to perform research and development work in the future will also be critical to our success. Because competition for experienced scientists


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among numerous pharmaceutical and biotechnology companies and research and academic institutions is intense, we may not be able to attract and retain these people. In addition, we rely upon consultants and advisors to assist us in formulating our research and development, clinical, regulatory and manufacturing strategies. All of our consultants and advisors are employed outside the Company and may have commitments or consulting or advisory contracts with other entities that may affect their ability to contribute to our business.

It is possible that we may face environmental liabilities related to certain hazardous materials used in our operations.

         Due to the nature of our manufacturing processes, we are subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, emission, discharge, handling and disposal of certain materials and wastes. It is possible that we may have to incur significant costs to comply with environmental regulations as manufacturing is increased to commercial volumes. Our operations may be significantly impacted by current or future environmental laws, rules, regulations and policies or by any releases or discharges of hazardous materials. In our research activities, we utilize radioactive and other materials that could be hazardous to human health, safety, or the environment. These materials and various wastes resulting from their use are stored at our facility pending ultimate use and disposal. The risk of accidental injury or contamination from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our resources.

III.  RISK FACTORS RELATED SPECIFICALLY TO OUR STOCK.

Our common stock price has historically been very volatile.

         The market prices for securities of biotechnology and pharmaceutical companies, including ours, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as the following can have a negative effect on the market price of our securities:

         o announcements of technological innovations or new therapeutic products by LJP or others,

         o        clinical trial results,

         o        developments concerning agreements with collaborators,

         o        government regulation,

         o        developments in patent or other proprietary rights,

         o public concern as to the safety of drugs discovered or developed by LJP or others,

         o future sales of substantial amounts of our common stock by existing stockholders, and

         o        comments by securities analysts and general market conditions.

The realization of any of the risks described in these "Risk Factors" could have an adverse effect on the market price of our common stock.

In the future, our stock may be removed from listing on the Nasdaq quotation system and may not qualify for listing on any stock exchange.

         Currently our securities are traded on the Nasdaq National Market. Nasdaq has certain continued listing requirements, including a minimum trading price. Previously, we have received notice from Nasdaq that our stock price fell below this minimum trading price. While we have since come back into compliance with this Nasdaq requirement, it is possible that we will fall out of compliance with this and/or other Nasdaq continued listing criteria


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at some point in the future. Failure to comply with any one of several Nasdaq requirements may cause our stock to be removed from listing on Nasdaq. Should this happen, we may not be able to secure listing on other exchanges or quotation systems. This would have a negative effect on the price and liquidity of our stock.

Potential adverse effects of shares eligible for future sale.

         Sales of our common stock in the public market, or the perception that such sales could occur, could negatively impact the market price of our securities and impair our ability to complete equity financings. In addition to the shares to be sold in this offering, the Company has outstanding the following shares of common stock:

                  o 8,530,000 shares of Common Stock that have been issued in registered public offerings and are freely tradable in the public markets.

                  o Approximately 8,900,000 shares of Common Stock currently eligible for resale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

                  o An additional 2,000,000 shares issued to an overseas investor pursuant to Regulation S under the Securities Act may also be resold.

                  o In addition, an aggregate of 4,745,619 shares of Common Stock are issuable upon exercise of warrants and stock options outstanding as of December 31, 1999, as follows: (i) 1,494,550 shares issuable upon exercise of the Company's publicly traded Redeemable Common Stock Purchase Warrants at an exercise price of $6.00 per share; (ii) 961,219 shares issuable upon exercise of various privately held warrants and options at a weighted average exercise price of $6.54 per share, and (iii) 2,259,851 shares issuable upon exercise of stock options outstanding under our various stock option plans at a weighted average exercise price of $2.49 per share.

                  o We have in effect or intend to file registration statements under the Securities Act registering approximately 2,800,000 shares of common stock reserved under our employee stock option and purchase plans, and up to 1,494,550 shares of common stock reserved for issuance upon exercise of our publicly traded Redeemable common stock Purchase Warrants. Approximately 197,000 shares of common stock issuable upon future exercise of outstanding stock options will be available for public resale under Rule 144 pursuant to Rule 701 under the Securities Act.

         We are unable to estimate the number of shares of common stock that may actually be resold in the public market since this will depend upon the market price for the common stock, the individual circumstances of the sellers and other factors. We also have a number of institutional stockholders that own significant blocks of our common stock. If these stockholders sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the prevailing market price of our common stock could be negatively affected.

Certain anti-takeover plans and statutes may prevent hostile takeovers or prevent or delay the change in control within the Company.

         There are certain anti-takeover devices in place that may discourage or deter a potential acquirer from attempting to gain control of us. Certain provisions of the Delaware General Corporation Law may have the effect of deterring hostile takeovers or delaying or preventing changes in the control or management of us, including transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices.

         We may also issue shares of preferred stock without stockholder approval and upon such terms as our Board of Directors may determine. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock, and the holders of such preferred stock could have voting, dividend, liquidation and other rights superior to those of holders of the common stock. In 1998, we designated 75,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with our Rights Plan. The Rights Plan could cause an unapproved takeover to be much more expensive to an acquirer, resulting in a strong incentive to negotiate with our Board of Directors.


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         Our certificate of incorporation was recently amended to provide for a board of directors that is separated into three classes, with their respective terms in office staggered over three year periods. This has the effect of delaying a change in control of the board of directors without the cooperation of the incumbent board. In addition, our bylaws do not allow stockholders to call a special meeting of stockholders, require stockholders to give written notice of any proposal or director nomination to us within a certain period of time prior to the stockholder annual meeting, and establish certain qualifications for a person to be elected or appointed to the Board of Directors during the pendency of certain business combination transactions.

Absence of dividends.

         We have not paid any cash dividends since our inception and do not anticipate paying any cash dividends in the foreseeable future.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

         In a series of private transactions completed on February 17, 2000, we issued a total of 4,040,000 shares of our common stock to the stockholders listed below. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of 4,040,000 shares of our common stock. The following table sets forth, as of February 17, 2000, the number of shares of our common stock that each selling stockholder beneficially owns. The term "selling stockholders" includes the holders listed below and their transferees, pledgees, donees or other successors. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholders.

         The selling stockholders confirmed at the time they acquired the shares listed below that they acquired the shares for investment purposes only and not with a view toward their resale, and acknowledged the existence of restrictions on resale applicable to these shares. This offering relates only to the sale of shares held or to be held by the selling stockholders named in the following table. Since the date on which they provided us with the information below, the selling stockholders may have sold, transferred or otherwise disposed of some or all of their shares of our common stock in transactions exempt from the Securities Act's registration requirements.

                                             Beneficial Ownership            Beneficial Ownership
                                               Prior to Offering                After Offering
                                          -----------------------------     ----------------------
                                          Number     Percent    Shares       Number       Percent
                                            of         of       to be          of            of
Name of Beneficial Owner                  Shares     Class(1)   Sold(2)     Shares(2)     Class(2)
------------------------                  ------     --------   -------     ---------     --------
State of Wisconsin Investment
Board ..............................     2,332,500    9.5%      880,000     1,452,500       5.9%

Special Situations Fund III, LP ....     1,213,500    5.0%      275,000       938,500       3.9%

Alta BioPharma Partners, LP ........       913,731    3.8%      913,731            --        --

Deutsche
Vermogesbildungsgesellschaft mbH ...       565,000    2.3%      450,000       115,000         *

La Jolla Chase Partners (Alta
Bio), LLC ..........................       521,828    2.2%      521,828            --        --

Deutsche Asset Management (NAVAP)...       450,000    1.9%      450,000            --        --

Special Situations Cayman Fund, LP..       409,700    1.7%      100,000       309,700       1.3%

Special Situations Private Equity
Fund, LP ...........................       300,000    1.2%      300,000            --        --

Deutsche Asset Management
(Dirfonds - AP) ....................       100,000     *        100,000            --        --

Alta Embarcadero BioPharma, LLC ....        34,441     *         34,441            --        --

ChaseEquity Associates LLC .........        15,000     *         15,000            --        --

---------------
*Less than 1%

(1) Computed based on 24,309,006 shares of common stock outstanding as of February 24, 2000.

(2) Assumes all the shares of common stock that may be offered hereunder are sold.

         The information regarding the selling stockholders may change from time to time. If required, we will set forth these changes in one or more prospectus supplements.

                              PLAN OF DISTRIBUTION

         The selling stockholders can use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling stockholders that the prospectus is not then available. The selling stockholders will determine if, when and how they will sell the shares they own. Any sales may occur in one or more of the following types of transactions (including block transactions):

                  o transactions on the Nasdaq National Market or any other organized market or quotation system where the shares may be traded,

                  o privately negotiated transactions between a selling stockholder and a purchaser, or

                  o transactions effected with or through a broker-dealer acting as either agent or principal.

         These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or pursuant to a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

         The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling stockholder and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from sale of these shares. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act.

         The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus.

         If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act. For transactions effected on or through the Nasdaq, those requirements may be satisfied by our delivery of copies of this prospectus to the Nasdaq in compliance with Securities Act Rule 153. Instead of using this prospectus for any sale of the shares, a selling stockholder may resell shares in compliance with the criteria and requirements of Securities Act Rule 144.

         The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholder.

                               WHERE YOU CAN FIND
                                MORE INFORMATION

         We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these reports and other information at the SEC's public reference facilities in Washington, D.C. (located at 450 Fifth Street, N.W., Washington, D.C. 20549), Chicago (located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and New York (located at Seven World Trade Center, 13th Floor, New York, New York 10048). You can also obtain copies of these materials from the SEC's public reference section (located at 450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0300 for further information about the public reference rooms. The SEC also maintains a site on the World Wide Web at http://www.sec.gov. This site contains reports, proxy and information statements and other information about registrants that file electronically with the SEC.

         The SEC permits us to "incorporate by reference" the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

         1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999,

         2. The description of our common stock contained in our Registration Statements on Form 8-A12G, filed on June 2, 1994 and December 4, 1998; and

         3. All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus.

         We have also filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock.

         We will provide a copy of these filings to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or verbal request. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                               Corporate Secretary
                         La Jolla Pharmaceutical Company
                             6455 Nancy Ridge Drive
                           San Diego, California 92121
                                 (858) 452-6600

         You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                           FORWARD-LOOKING STATEMENTS

         We have made forward-looking statements in this prospectus that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

         Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statements. Except as may be required by law, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus. These statements appear in a number of places in this prospectus and include statements regarding our intentions, plans, strategies, beliefs or current expectations and those of our directors or our officers with respect to, among other things:

                  o        our financial prospects

                  o        our financing plans

                  o trends affecting our financial condition or operating results

                  o our strategies for growth, operations, and product development and commercialization

                  o conditions or trends in or factors affecting the biotech industry.

         You should understand that a number of factors could cause our results to differ materially from those expressed in the forward-looking statements. The information incorporated by reference or provided in this prospectus identifies important factors that could cause such differences. Those factors include, among others, the high cost and uncertainty of technology and drug development, which can result in loss of profitability and long delays in getting products to market.

                                  LEGAL MATTERS

         The validity of the shares of common stock covered by this prospectus was passed upon by Gibson, Dunn & Crutcher LLP, Irvine, California.

                                    EXPERTS

         The consolidated financial statements of La Jolla Pharmaceutical Company incorporated by reference in La Jolla Pharmaceutical Company's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

================================================================================

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE UNDER THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS WILL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS OR THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE AS OF WHICH THE INFORMATION IS GIVEN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED UNDER THIS PROSPECTUS TO ANYONE IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION.

                                ----------------

                                TABLE OF CONTENTS

RISK FACTORS..................................................2
USE OF PROCEEDS..............................................10
SELLING STOCKHOLDERS.........................................10
PLAN OF DISTRIBUTION.........................................11
WHERE YOU CAN FIND MORE INFORMATION..........................12
FORWARD-LOOKING STATEMENTS...................................13
LEGAL MATTERS................................................13
INDEPENDENT AUDITORS.........................................13

================================================================================



================================================================================


                                   [LJP LOGO]

                                4,040,000 SHARES
                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------

                                 MARCH 8, 2000

================================================================================